UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.

(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

In accordance with the provisions of article 28 of the Consolidated Text of the Securities Market Law, approved by Supreme Decree No. 093-2002-EF and the Regulation of Facts of Relevance and Reserved Information, approved by Resolution SMV No. 005 -2014-SMV / 01, through this we comply with inform, as "Fact of Importance", the following:

On January 8, 2019 at 9:00 a.m., the General Shareholders Meeting of Cementos Pacasmayo S.A.A. (hereinafter, the "Company"), met at the corporate headquarters, on the first call, as stated on the publications in the newspapers El Peruano and El Comercio dated December 5, 2018, approving by a majority of 99.99% the issues in the following terms:

-	Authorize the Company to issue Corporate Bonds, to be placed in the local market, for up to a maximum amount of S/ 1,000,000,000 (One billion and 00/100 Soles), under the regime of public offers directed exclusively to institutional investors, under the scope of the Market Regulation of Institutional Investors, approved by Resolution SMV No. 021-2013-SMV-01, as amended from time to time.

Delegate to the Board of Directors of the Company the broadest powers so that it may adopt the agreements regarding the opportunity, terms, conditions and guarantees under which the Program should be implemented and the issuance and placement of the Corporate Bonds, as well as the negotiation, celebration and/or subscription and /or presentation. Also, if necessary, modify or specify, each and every one of the public and/or private documents that are necessary or convenient to execute the resolutions adopted in the referred Meeting, before any entity public and/or private, national and/or foreign, as well as to register the Corporate Bonds in the lists of eligibility of the Private Administrators of Pension Funds, and, if it be the case, to register the Corporate Bonds and register the corresponding information prospectus in the Public Registry of the Securities Market of the Superintendence of Securities Market for the purpose of making a public offer exclusively to institutional investors, in accordance with current legislation. Noting that the delegation of powers agreed includes, among others, but is not limited to, determining (i) the number of issues and/or series within the Program, (ii) the denomination, nominal value and currency of the securities to be issued, (iii) the term and modality of registration of the program in the Public Registry of the Securities Market of the Superintendence of the Securities Market, if applicable, (iv) the registration with the Superintendence of Banking, Insurance and Private Fund Pension Funds Administrators, if applicable, (v) the modality and procedure of placement, as well as the listing of the Corporate Bonds in the Lima Stock Exchange (or other centralized negotiation mechanism) and/or their quotation in another stock exchange abroad, in case the obligations to be issued are going to be registered in any of those institutions, (vi) the amount of each of the issues and their respective series, if applicable, ( viii) the maturity or amortization and the redemption option, if applicable, (ix) the form of representation of the securities, (x) the interest rate and the interest payment period, (xi) the maturity of the principal and interests, (xii) the destination of the resources captured, (xiii) the type of offer, whether public and/or private, (xiv) the designation and contracting of the structuring entity or entities, the agent or agents underwriting, the the risk rating agencies, the global coordinators, fiduciaries and representative of the bondholders, the local and / or international custodian agent, the quotation and transfer agents, and other agents that it was necessary or convenient to contract, as well as their respective commissions, ( xv) the extensions, renewals and/or updates to the Program, (xvi) the specific guarantees to be granted, if applicable, and (xvii) any other necessary or convenient act for the formalization and other conditions of the Program, the emissions and/or series. Likewise, the Board of Directors may in turn delegate to any two Directors of the Company so that jointly they may execute the activities delegated by the Board to the Board.

To ratify all the acts performed by the Board of Directors and officers of the Company prior to the aforementioned Meeting, which have been carried out within the framework of the provisions of the preceding paragraphs, as well as to ratify the resolutions adopted by the Board of Directors on November 26, 2018 related to the Tender Offer, the Financing and the delegation of corresponding faculties.

-	Appoint Mr. Humberto Reynaldo Nadal del Carpio, identified with DNI No. 07785454, Mr. Manuel Ferreyros Peña, identified with DNI No. 08230897, Jorge Javier Durand Planas, identified with DNI No. 08265963, and Carlos Julio Pomarino Pezzia, identified with DNI No. 07854255, so that two of them, acting jointly, perform all the necessary procedures to formalize or register the agreements detailed in the Meeting, granting them all the necessary powers for that purpose, including, but not limited to, the following:

Sign all the minutes and/or public deeds that contain the adopted agreements that are registrable, for their proper presentation to the Public Registries, as well as those that are required for the implementation and/or execution of the agreements detailed in the aforementioned Meeting and/or any other public and/or private document necessary and/or convenient for that purpose.

Carry out all the procedures, processes, applications and procedures, both before public and/or private entities, national and/or foreign, as well as subscribe all kinds of documentation with and before said entities.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: January 8, 2019